Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces its Results for

the Six Months ended September 30, 2011

NEW YORK, (MARKETWIRE) – November 28, 2011 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce its unaudited consolidated financial results of the Company and its subsidiaries (collectively the “Group”) for the six months ended September 30, 2011.

Major Events:

•	The Company signed a framework agreement with the Municipal Government of Qiqihar City, Heilongjiang, the PRC

The Company, through its subsidiary, signed a framework agreement with the Municipal Government of Qiqihar City, Heilongjiang, the PRC, to develop a designated area in Qiqihar City into its future Central Business district, or CBD (“Qiqihar Project”). As of September 30, 2011, the Group paid an aggregate of RMB132,000,000 (approximately HK$160,682,000) to the Land Bureau of the Municipal Government of Qiqihar City as deposit for the purchase of land use rights for this project.

Qiqihar Project is expected to comprise of total site area of at least 5 million square meters which can be potentially developed into a maximum gross floor area (“GFA”) of approximately 10 million square meters, comprised of both commercial and residential properties.

As part of the Group’s new rural-urban migration and city re-development business, the Group intends to retain a portion of the Qiqihar Project to develop on its own as well as selling the development rights to third parties to develop part of Qiqihar Project for a fee income. As of the date of this press release, the Group has already successfully concluded the sale of the development rights on two parcels of land for Qiqihar Project to two groups of independent third parties, with total value of over RMB150 million (HK$183 million), which the Group will be able to recognize as revenue within the next one to three years upon performance of certain conditions.

•	Commencement of constructions for logistics platform in Dezhou City, Shandong, the PRC

Construction of the Company’s logistics platform in Dezhou (“Dezhou Project”) has commenced its first phase which comprises trade centers of over 230,000 square meters and other supporting facilities. The pre-sale of this first phase of Dezhou Project is expected to commence in late December 2011 and it is expected to be completed by March 2012. The Company is expected to commence the second phase constructions of Dezhou Project in February 2012 with total gross floor area of approximately 400,000 square meters.

•	Placements of units and ordinary shares during the six months ended September 30, 2011

1.	Units Placement

On May 11, 2011 (the “May Closing”), the Company completed an underwritten public offering of 1,517,978 units at a price of US$2.88 per unit (the “May Offering”). The May Offering yielded gross proceeds (before underwriting discount and commissions and offering expenses) of approximately US$4,372,000 (approximately HK$34,100,000). Each unit consists of one of the Company’s ordinary share and a warrant to purchase 0.65 of one of the Company’s ordinary share. The exercise price of the warrants is US$3.456 per ordinary share, subject to certain adjustments and with a term of three years. The Company has also issued warrants to the underwriter, to purchase in aggregate 200,373 ordinary shares of the Company at an exercise price of US$3.456 and with a term of three years. As at the May Closing, the fair values of these warrants approximated to HK$6,988,000 (approximately US$896,000). As a result of the May Offering, an amount of approximately HK$6,988,000 was recorded as “Derivative financial liabilities” at the time these warrants were issued, and an amount of approximately HK$27,112,000, being the difference between the gross proceeds and the fair value of these warrants, was recorded in the equity, before underwriting discount and commissions and offering expenses.

During the six months ended September 30, 2011, a gain on changes in the fair value of these warrants of HK$3,424,000 was recognized in the condensed consolidated income statement.

2.	Shares Private Placement

On August 4, 2011 (the “First August Closing”), the Company completed a private placement of 2,000,000 ordinary shares at a price of US$2.50 per ordinary share (the “August Shares Placement”) to two investors outside of the United States in reliance on Rule 902(2) of Regulation S. The August Shares Placement yielded gross proceeds (before placement expenses) of approximately US$5,000,000.

3.	Units Private Placement

On August 16, 2011 (the “Second August Closing”), the Company completed a private placement of 5,900,000 units at a price of US$2.50 per unit (the “August Units Placement”) to Zhong Ying Limited in reliance on Rule 902(2) of Regulation S. The August Units Placement yielded gross proceeds (before placement expenses) of approximately US$14,750,000. Each unit consists of one of the Company’s ordinary share and a warrant to purchase one of the Company’s ordinary shares at an exercise price of US$2.875 per ordinary share. The entire amount of the August Units Placement was recorded as equity.

Financial Highlights:

Continuing operations

Continuing operations represent the Group’s agricultural logistics business which is comprised of (1) development of integrated agricultural logistics and trade centers and supporting commercial and residential properties; (2) property investment which invests in integrated agricultural logistics and trade centers and supporting facilities; and (3) property management of developed properties within the logistics platform. Starting in September 2011, the Group began to be involved in rural-urban migration and city re-development businesses which are comprised of (1) development of commercial and residential properties; and (2) sale of development rights. Insignificant costs were incurred with respect to this new rural-urban migration and city re-development businesses which primarily related to start-up and administrative expenses.

Agricultural Logistics business

•

Net revenue generated by the Group decreased from HK$359,421,000 for the six months ended September 30, 2010 to HK$109,756,000 for the six months ended September 30, 2011, representing a year-over-year decrease of 69.5%.

•

Sales of gross floor area decreased from 106,571 square meters for the six months ended September 30, 2010 to 27,289 square meters for the six months ended September 30, 2011, representing a year-over-year decrease of 74.4%. Gross floor area sold during the period consisted of trade centers of 18,687 square meters (2010: 53,558 square meters) and residential properties of 8,602 square meters (2010: 26,057 square meters). Sales for the six months ended September 30, 2010 also included a hotel of 26,956 square meters with a consideration of RMB98,000,000 (approximately HK$113,408,000).

•	Gross profit percentage increased from 39.9% for the six months ended September 30, 2010 to 45.9% for the six months ended September 30, 2011.

•

Other income and gains, net, decreased from HK$30,201,000 for the six months ended September 30, 2010 to HK$23,779,000 for the six months ended September 30, 2011, representing a year-over-year decrease of 21.3%. Included in other income and gains, net, was a government subsidy of HK$23,541,000 (2010: HK$16,480,000) for the six months ended September 30, 2011, representing a year-over-year increase of 42.8%. Other income and gains, net, for the six months ended September 30, 2010 also included net income recognized for a construction contract of HK$10,857,000.

•	Selling expenses decreased from HK$11,495,000 for the six months ended September 30, 2010 to HK$5,598,000 for the six months ended September 30, 2011, representing a year-over-year decrease of 51.3%.

•

Administrative expenses increased from HK$29,058,000 for the six months ended September 30, 2010 to HK$40,093,000 for the six months ended September 30, 2011, representing a year-over-year increase of 38.0%.

•

Net profit attributable to the equity holders of the Company decreased from HK$76,187,000 for the six months ended September 30, 2010 to HK$11,310,000 for the six months ended September 30, 2011, representing a year-over-year decrease of 85.2%.

Rural-Urban Migration Re-Development Business

•	Administrative expenses for the six months ended September 30, 2011 was HK$2,512,000 (2010: Nil).

•	Net loss attributable to the equity holders of the Company for the six months ended September 30, 2011 was HK$1,842,000 (2010: Nil).

Discontinued operations

Discontinued operations represented the Group’s jewelry and real estate business, which is comprised of (1) purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products; and (2) real estate development and investment businesses in the PRC and Hong Kong, which were carried out primarily through Man Sang International Limited, a then subsidiary of the Company which was disposed of by way of distribution in specie on July 28, 2010 (the “Distribution”). As a result of the Distribution, the discontinued operations ceased to operate during the six months ended September 30, 2010, thus no results were generated in the six months ended September 30, 2011.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—Investor Relations Department
Phone: (852) 2111 3815 E-mail: ir@chinametrorural.com

www.chinametrorural.com

www.nlc88.com

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2011 US$’000 (Unaudited)		2011 HK$’000 (Unaudited)		2010 HK$’000 (Unaudited)
	(Note 2)
Continuing operations
Revenue		14,071		109,756		359,421
Cost of sales		(7,614)		(59,389)		(215,884)

Gross profit		6,457		50,367		143,537
Other income, net		3,049		23,779		27,707
Other gains, net		—		—		2,494
Selling expenses		(718)		(5,598)		(11,495)
Administrative expenses		(5,462)		(42,605)		(29,058)
Decrease in fair value of derivative financial liabilities		439		3,424		—

Operating profit		3,765		29,367		133,185
Finance income		50		387		652
Finance costs		(16)		(122)		(179)

Finance income –net		34		265		473
Share of losses of an associate		(284)		(2,215)		(419)

Profit before income tax		3,515		27,417		133,239
Income tax expenses		(2,379)		(18,553)		(57,065)

Profit for the period from continuing operations		1,136		8,864		76,174
Discontinued operations
Profit for the period from discontinued operations, net of tax		—		—		29,878

Profit for the period		1,136		8,864		106,052

Attributable to:
Equity holders of the Company		1,213		9,468		100,137
Non-controlling interests		(77)		(604)		5,915

		1,136		8,864		106,052

Dividend		—		—		466,474

Earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the period
Basic earnings per share
From continuing operations	US$	0.02	HK$	0.14	HK$	1.19
From discontinuing operations		—		—	HK$	0.37

	US$	0.02	HK$	0.14	HK$	1.56

Diluted earnings per share
From continuing operations	US$	0.02	HK$	0.14	HK$	1.19
From discontinuing operations		—		—	HK$	0.37

	US$	0.02	HK$	0.14	HK$	1.56

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2011 US$’000 (Unaudited)	2011 HK$’000 (Unaudited)	2010 HK$’000 (Unaudited)
	(Note 2)
Profit for the period	1,136	8,864	106,052
Other comprehensive income, net of tax:
Increase in fair value of leasehold land and buildings, net of deferred income tax	—	—	4,636
Exchange difference on translation of foreign operations	2,999	23,387	24,588

Total comprehensive income for the period	4,135	32,251	135,276

Total comprehensive income for the period attributable to:
Equity holders of the Company	4,195	32,720	117,807
Non-controlling interests	(60)	(469)	17,469

	4,135	32,251	135,276

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,		March 31,
	2011 US$’000 (Unaudited)	2011 HK$’000 (Unaudited)	2011 HK$’000 (Unaudited)
	(Note 2)
Non-current assets
Investment properties	17,635	137,553	133,950
Investment properties under construction	50,832	396,490	346,728
Property, plant and equipment	13,524	105,492	92,178
Land use rights	9,605	74,922	76,233
Deposit for investment properties	1,861	14,517	14,136
Deposit for acquisition of land use rights	42,333	330,195	162,685
Interest in an associate	3,554	27,719	29,173
Deferred income tax assets	390	3,037	—

	139,734	1,089,925	855,083

Current assets
Completed properties held for sale	33,872	264,200	273,828
Properties under development	104,090	811,902	275,607
Land use rights	274	2,141	2,118
Deposit for acquisition of land use rights	35,465	276,629	—
Trade and other receivables	12,862	100,330	177,918
Restricted and pledged bank deposits	13,156	102,613	123,627
Cash and cash equivalents	14,592	113,814	156,928

	214,311	1,671,629	1,010,026

Current liabilities
Trade payables, other payables and accruals	75,277	587,160	235,859
Receipt in advance	928	7,240	21,271
Current income tax liabilities	19,907	155,278	146,588
Bank and other borrowings	82,713	645,161	260,787
Derivative financial liabilities	457	3,564	—

	179,282	1,398,403	664,505

Net current assets	35,029	273,226	345,521

Total assets less current liabilities	174,763	1,363,151	1,200,604

Non-current liabilities
Deferred income tax liabilities	10,212	79,653	77,566
Bank and other borrowings	26,420	206,074	273,371
Loan from a non-controlling interest of a subsidiary	4,538	35,400	12,000

	41,170	321,127	362,937

Net assets	133,593	1,042,024	837,667

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION – (Continued)

	September 30,		March 31,
	2011 US$’000 (Unaudited)	2011 HK$’000 (Unaudited)	2011 HK$’000 (Unaudited)
	(Note 2)
Equity
Equity attributable to equity holders of the Company
Share capital	73	573	500
Reserves	133,669	1,042,614	837,861

	133,742	1,043,187	838,361
Non-controlling interests	(149)	(1,163)	(694)

Total equity	133,593	1,042,024	837,667

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2011 US$’000 (Unaudited)	2011 HK$’000 (Unaudited)	2010 HK$’000 (Unaudited)
	(Note 2)
Net cash used in operating activities	(68,421)	(533,689)	(69,171)

Net cash used in investing activities	(4,793)	(37,384)	(678,243)

Net cash generated from financing activities	67,643	527,614	142,068

Net decrease in cash and cash equivalents	(5,571)	(43,459)	(605,346)
Cash and cash equivalents at beginning of the period	20,119	156,928	746,669
Effect of foreign exchange rate changes	44	345	4,214

Cash and cash equivalents at end of the period	14,592	113,814	145,537

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO UNAUDITED FINANCIAL INFORMATION

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The financial information presented herein have not been audited by an independent registered public accounting firm, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial information. However, this information is not necessarily indicative of results of any other interim period or for the full fiscal year. The accounting policies and basis of preparation adopted in the preparation of the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial positions and condensed consolidated statement of cash flows (collectively the “Condensed Statements”) are consistent with those used in the annual financial statements of the Group for the fiscal year ended March 31, 2011.

2.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the Condensed Statements are supplementary information and have been translated at HK$7.8 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.